UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 1-9947

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR

	For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TRC COMPANIES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

21 Griffin Road North
Address of Principal Executive Office (Street and Number)

Windsor, Connecticut 06095
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TRC Companies, Inc. (“TRC”) was unable to file its Form 10-K within the prescribed time period for the fiscal year ended June 30, 2006 without unreasonable effort or expense because: (i) throughout the fiscal year ended June 30, 2006, a substantial amount of the time of its financial personnel was required by the restatement of its financial statements for the five year periods ended June 30, 2005 that resulted in the Form 10-K for the periods then ended being filed with a nine month delay on June 30, 2006, and (ii) securing and administering a new credit facility which closed on July 18, 2006 further diverted the time of its financial personnel from their normal duties. TRC is still in the process of completing the fiscal yearend close, drafting its interim and year-end financial statements and completing the year-end audit. Hence, the relevant personnel were not able to devote the necessary time to finalize the financial results of fiscal 2006 within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Carl Paschetag	(978)	970-5600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			Yes ☐ No ☒

	Forms 10-Q for the fiscal quarters ended September 30, 2005, December 31, 2005 and March 31, 2006.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fiscal 2006 was adversely impacted primarily by costs related to the Company’s Forbearance Agreement with its prior lenders, restructuring costs related to reductions-in-force and lease terminations, costs associated with implementing and documenting and testing internal controls as required by Section 404 of the Sarbanes-Oxley Act, and the previously disclosed $4.5 impairment charge related to the disposition of its Pacland business.  As a result of these factors and others, the Company expects to report a loss significantly larger than the $7.62 million net loss reported for fiscal 2005.

TRC Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2006	By	/s/ Carl d. Paschetag
Carl d. Paschetag
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).